Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        Natus Medical Incorporated (BABY)
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    639050103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Fund
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                              September / 29 / 2004
              Date of Event Which Requires Filing of This Statement

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,269,472 common shares (7.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,269,472
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,280,024 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    396,950 common shares (203%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           396,950
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,280,024 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    268,233 common shares (1.6%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           268,233
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,280,024 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    86,811 common shares (0.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           86,811
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,280,024 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    257,058 common shares (1.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           257,058
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,280,024 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Henry Hooper
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,500 common shares (0.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,280,024 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070

Item 2.  Identity and Background.

         The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2
         (d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction.

                We continue to be pleased with BABY's progress, so much so that we anticipate purchasing more shares right up to the poison pill limit of 15%, subject, of course, to price and availability.

                BABY has strengthened corporate governance with the addition of three new outside directors and the election of a new independent board Chair, Bob Gunst. We have worked closely with Bob before, when he served as board chair at Garden Fresh Restaurant (LTUS), where he did an excellent job of building, and of harvesting, shareholder value.

                Also, we are pleased with the actions Jim Hawkins already has taken during his first several months as BABY's new CEO. Not only is he cost-reducing the company to immediate profitability and flattening its previously top heavy management structure, more importantly, he is taking the steps needed to reinvigorate growth in BABY's core hearing screening business. The just-announced acquisition of the Fischer-Zoth company is far more significant than its current size: it should enable BABY to accelerate penetration of foreign country markets which prefer the OAE modality; it could build audiologist support for BABY; it brings strong technology capability to BABY's R&D department; and it opens up the adjacent market segment of office-based pediatrician screening of children. At his prior company Jim Hawkins did a terrific job of building synergistic, profitable growth through acquisitions. With Fischer-Zoth he is doing the same thing here at BABY.

Item 5.  Interest in Securities of the Issuer.

         (a,b) D3 Family Fund owns and has sole voting power over 1,269,472 BABY shares.

         (c)    Date             Shares Bought           Price
                ----             -------------           -----
               8/23/04                2,800               5.25
               9/22/04               30,000               6.54
               9/28/04               19,150               6.31
               9/29/04              433,350               6.64

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Sept. 29, 2004                  /s/ DAVID NIERENBERG
         --------------                  --------------------------------------
             Date                        David Nierenberg
                                         President
                                         Nierenberg Investment Management
                                         Company, Inc., the General Partner
                                         of The D3 Family Fund, L.P.

Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070

Item 2.  Identity and Background.

         The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction.

                We continue to be pleased with BABY's progress, so much so that we anticipate purchasing more shares right up to the poison pill limit of 15%, subject, of course, to price and availability.

                BABY has strengthened corporate governance with the addition of three new outside directors and the election of a new independent board Chair, Bob Gunst. We have worked closely with Bob before, when he served as board chair at Garden Fresh Restaurant (LTUS), where he did an excellent job of building, and of harvesting, shareholder value.

                Also, we are pleased with the actions Jim Hawkins already has taken during his first several months as BABY's new CEO. Not only is he cost-reducing the company to immediate profitability and flattening its previously top heavy management structure, more importantly, he is taking the steps needed to reinvigorate growth in BABY's core hearing screening business. The just-announced acquisition of the Fischer-Zoth company is far more significant than its current size: it should enable BABY to accelerate penetration of foreign country markets which prefer the OAE modality; it could build audiologist support for BABY; it brings strong technology capability to BABY's R&D department; and it opens up the adjacent market segment of office-based pediatrician screening of children. At his prior company Jim Hawkins did a terrific job of building synergistic, profitable growth through acquisitions. With Fischer-Zoth he is doing the same thing here at BABY.

Item 5.  Interest in Securities of the Issuer.

         (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting power over 396,950 BABY shares

         (c)    Date               Shares Bought           Price
                ----               -------------           -----

                9/28/04                5,850                6.32
                9/29/04              132,550                6.64

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Sept. 29, 2004                  /s/ DAVID NIERENBERG
         --------------                  --------------------------------------
             Date                        David Nierenberg
                                         President
                                         Nierenberg Investment Management
                                         Company, Inc., the General Partner
                                         of The D3 Family retirement Fund, L.P.

Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070

Item 2.  Identity and Background.

         The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2
         (d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction.

                We continue to be pleased with BABY's progress, so much so that we anticipate purchasing more shares right up to the poison pill limit of 15%, subject, of course, to price and availability.

                BABY has strengthened corporate governance with the addition of three new outside directors and the election of a new independent board Chair, Bob Gunst. We have worked closely with Bob before, when he served as board chair at Garden Fresh Restaurant (LTUS), where he did an excellent job of building, and of harvesting, shareholder value.

                Also, we are pleased with the actions Jim Hawkins already has taken during his first several months as BABY's new CEO. Not only is he cost-reducing the company to immediate profitability and flattening its previously top heavy management structure, more importantly, he is taking the steps needed to reinvigorate growth in BABY's core hearing screening business. The just-announced acquisition of the Fischer-Zoth company is far more significant than its current size: it should enable BABY to accelerate penetration of foreign country markets which prefer the OAE modality; it could build audiologist support for BABY; it brings strong technology capability to BABY's R&D department; and it opens up the adjacent market segment of office-based pediatrician screening of children. At his prior company Jim Hawkins did a terrific job of building synergistic, profitable growth through acquisitions. With Fischer-Zoth he is doing the same thing here at BABY.

Item 5.  Interest in Securities of the Issuer.

         (a,b) D3 Children's Fund, L.P. owns and has sole voting power over 86,811 BABY shares.

         (c)    Date                Shares Bought          Price
                ----                -------------          -----
                9/29/04             22,000                 6.64

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Sept. 29, 2004                  /s/ DAVID NIERENBERG
         --------------                  --------------------------------------
             Date                        David Nierenberg
                                         President
                                         Nierenberg Investment Management
                                         Company, Inc., the General Partner
                                         of The D3 Children's Fund, L.P.

Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070

Item 2.  Identity and Background.

         The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2
         (d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction.

                We continue to be pleased with BABY's progress, so much so that we anticipate purchasing more shares right up to the poison pill limit of 15%, subject, of course, to price and availability.

                BABY has strengthened corporate governance with the addition of three new outside directors and the election of a new independent board Chair, Bob Gunst. We have worked closely with Bob before, when he served as board chair at Garden Fresh Restaurant (LTUS), where he did an excellent job of building, and of harvesting, shareholder value.

                Also, we are pleased with the actions Jim Hawkins already has taken during his first several months as BABY's new CEO. Not only is he cost-reducing the company to immediate profitability and flattening its previously top heavy management structure, more importantly, he is taking the steps needed to reinvigorate growth in BABY's core hearing screening business. The just-announced acquisition of the Fischer-Zoth company is far more significant than its current size: it should enable BABY to accelerate penetration of foreign country markets which prefer the OAE modality; it could build audiologist support for BABY; it brings strong technology capability to BABY's R&D department; and it opens up the adjacent market segment of office-based pediatrician screening of children. At his prior company Jim Hawkins did a terrific job of building synergistic, profitable growth through acquisitions. With Fischer-Zoth he is doing the same thing here at BABY.

Item 5.  Interest in Securities of the Issuer.

         (a,b) D3 Offshore Fund, L.P. owns and has sole voting power over 257,058 BABY shares.

         (c)     Date                Shares Bought               Price
                 ----                -------------               -----
                9/02/04                    2,952                  5.55
                9/03/04                    8,000                  5.54
                9/15/04                   10,000                  6.75
                9/16/04                   15,000                  6.54
                9/17/04                   48,000                  6.53
                9/20/04                    1,000                  6.47
                9/29/04                   56,900                  6.64

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Sept. 29, 2004                  /s/ DAVID NIERENBERG
         --------------                  --------------------------------------
             Date                        David Nierenberg
                                         President
                                         Nierenberg Investment Management
                                         Company, Inc., the General Partner
                                         of The D3 Offshore Fund, L.P.

Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070

Item 2.  Identity and Background.

         The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction.

                We continue to be pleased with BABY's progress, so much so that we anticipate purchasing more shares right up to the poison pill limit of 15%, subject, of course, to price and availability.

                BABY has strengthened corporate governance with the addition of three new outside directors and the election of a new independent board Chair, Bob Gunst. We have worked closely with Bob before, when he served as board chair at Garden Fresh Restaurant (LTUS), where he did an excellent job of building, and of harvesting, shareholder value.

                Also, we are pleased with the actions Jim Hawkins already has taken during his first several months as BABY's new CEO. Not only is he cost-reducing the company to immediate profitability and flattening its previously top heavy management structure, more importantly, he is taking the steps needed to reinvigorate growth in BABY's core hearing screening business. The just-announced acquisition of the Fischer-Zoth company is far more significant than its current size: it should enable BABY to accelerate penetration of foreign country markets which prefer the OAE modality; it could build audiologist support for BABY; it brings strong technology capability to BABY's R&D department; and it opens up the adjacent market segment of office-based pediatrician screening of children. At his prior company Jim Hawkins did a terrific job of building synergistic, profitable growth through acquisitions. With Fischer-Zoth he is doing the same thing here at BABY.

Item 5.  Interest in Securities of the Issuer.

         (a,b) D3 Family Bulldog Fund, L.P. owns and has sole voting power over 268,233 BABY shares.

         (c)    N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Sept. 29, 2004                  /s/ DAVID NIERENBERG
         --------------                  --------------------------------------
             Date                        David Nierenberg
                                         President
                                         Nierenberg Investment Management
                                         Company, Inc., the General Partner
                                         of The D3 Family Bulldog Fund, L.P.

Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070

Item 2.  Identity and Background.

         Henry Hooper. Located at 4317 NE Wistaria Drive, Portland, Oregon 97213. Mr. Hooper is a general partner of the D3 Family Fund, L.P. No convictions or administrative proceedings as described in 2 (d) and
         (e).

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction.

         The purchase of the shares is for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         (a,b) Henry Hooper owns and has sole voting power over 1,500 BABY shares.

         (c)    N/A

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Sept. 29, 2004                  /s/ DAVID NIERENBERG
         --------------                  --------------------------------------
             Date                        David Nierenberg
                                         President
                                         Nierenberg Investment Management
                                         Company, Inc., Authorized to trade for
                                         Henry Hooper